79 Wellington St. W., 30th Floor Box 270, TD South Tower Toronto, Ontario M5K 1N2 Canada P. 416.865.0040 | F. 416.865.7380 www.torys.com June 29, 2021 BlackBerry Limited 2200 University Avenue East Waterloo, Ontario N2K 0A7 Dear Sirs/Mesdames: Re: Registration of Common Shares on Form S-8 We have acted as Canadian counsel for BlackBerry Limited, an Ontario corporation (the “Company”), in connection with the filing by the Company of a Registration Statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933, as amended (the “Act”), to register (i) 12,000,000 common shares of the Company (“Common Shares”) issuable in respect of restricted share unit and stock option grants to employees and consultants of the Company and its affiliates under the BlackBerry Limited Equity Incentive Plan (the “EIP”), (ii) 6,000,000 Common Shares issuable to employees of the Company and its affiliates under the BlackBerry Limited Employee Stock Purchase Plan (the “ESPP”), and (iii) 2,109,702 Common Shares issuable under time-based restricted share units and performance-based restricted share unit awards (the “Awards”) made to Mr. Thomas Eacobacci on July 23, 2020 in connection with his employment by the Company. We have made such investigations and have examined such corporate records of the Company and other documents as we considered necessary or relevant for our opinion, including: (a) a certified copy of the articles of amalgamation and by-laws of the Company; (b) a certified copy of the resolutions of the Company’s board of directors approving the issuance of the Common Shares pursuant to the EIP, the ESPP and the Awards; (c) the EIP; (d) the ESPP; and (e) the agreement in respect of the Awards. For the purposes of this opinion, we have assumed, with respect to all documents examined by us, (i) the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, notarial or photostatic copies, (ii) the identity and capacity of all individuals acting or purporting to act as public officials, and (iii) that any party to any agreement or instrument

- 2 - referred to herein who is a natural person has the legal capacity to enter into, execute and deliver such agreement or instrument and has not entered into, executed or delivered the same under duress or as a result of undue influence. We have assumed that all Common Shares issued under the EIP, the ESPP and the Awards will be issued for consideration in money or in property or past services that is not less in value than the fair equivalent of the money that the Company would have received if the Common Shares had been issued for money. Our opinion is given as of the date hereof and we do not in any event undertake to advise you of any facts or circumstances occurring or coming to our attention subsequent to the date hereof. We are qualified to practice law only in the Province of Ontario. We express no opinion as to the laws of any jurisdiction other than those of the Province of Ontario and the federal laws of Canada applicable therein in effect on the date hereof. Based on and subject to the foregoing, we are of the opinion that the Common Shares to be issued pursuant to the EIP, the ESPP and the Awards, if and when issued in accordance with the terms and conditions of the EIP, the ESPP and the Awards, respectively, will be validly issued as fully paid and non-assessable shares of the Company. We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the references to our firm name therein. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission. Yours truly, Torys LLP